Exhibit 23.1

The Board of Directors and Stockholders
Corporación Andina de Fomento

     We consent to the use of our report dated January 28, 2005 relating to the balance sheets of Corporación Andina de Fomento (“CAF”) as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004, included in CAF’s registration statement and the prospectus forming a part thereof to which this letter is filed as an exhibit. In addition, we consent to the reference to our firm under the heading “Independent Auditors” in the prospectus.

/s/ KPMG

Caracas, Venezuela
March 9, 2005